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Exhibit 99.(a)(1)(D)

[ACCELRYS, INC. LETTERHEAD]

Dear Valued Employees:

        I am pleased to inform you that we are about to initiate the option exchange program which was approved by our stockholders at the 2005 annual meeting. We have not had the opportunity to commence the program until today, so let me briefly remind you of the reasons for the program and its key features.

        We proposed the exchange program to our stockholders because, while we have made great strides in improving our outlook and financial performance, the Company's management feels that the price of our stock has not appreciated enough so that our stock options adequately reward and incentivize our most important assets—our employees. We believe that your dedication, productivity and commitment to the Company is critical to our success, and therefore continue to believe that granting you a valuable stake in the Company benefits both you and our stockholders. In fact, I feel so strongly about your importance to the Company and our stockholders that I personally spoke with several large stockholders prior to the 2005 stockholders meeting and requested their support for the program. Recognizing your value to the Company and to our future success, they approved the program.

        Generally, the program provides you with an opportunity to exchange any options you currently hold with an exercise price of greater than $9.00 per share for restricted stock units ("RSUs"). An RSU is an equity grant valued in terms of Accelrys stock. RSUs increase or decrease in value commensurate with increases or decreases in the value of our stock. The RSUs would vest in three equal installments over three years, subject to your continued service to the Company and other terms set forth in the Restricted Stock Unit Award Agreement and our Amended and Restated 2004 Equity Incentive Plan. Once an RSU is vested, you will be issued shares of the Company's stock equal to the number of RSUs vested. Thus, unlike a stock option, which has no value absent stock appreciation, RSUs have an intrinsic value equal to the value of our stock at any point in time. The number of RSUs you will receive for your exchanged options is dependent upon the exercise price of the options exchanged. The ratio ranges from approximately three options exchanged for every one RSU received to 10 options exchanged for every one RSU received.

        As the offering documentation explains, there are risks associated with the exchange. Once vested, RSUs provide you with greater certainty of a return than stock options, but the RSUs would be issued unvested, and any return could be greater or lesser than you might have received if you had not exchanged the options for RSUs. You should work through examples and carefully read the offering documentation provided before making your decision. The decision as to whether and to what extent to participate is a personal one, and participation is completely voluntary.

        The documentation you will receive includes the offer to exchange, an election form and a withdrawal form. Your election form will list the options you hold which are eligible for exchange and the corresponding amounts of RSUs you would receive if you choose to exchange these options. You may choose to exchange some options and retain others, although you may not partially exchange an option. For example, if you have received one option to purchase 1,000 shares at $10.00 per share, and another option to purchase 500 shares at $12.00 per share, you may exchange either or both options, but may not exchange a portion of either option. You may change your election any time before the Offer expires, as will be described in more detail in the offering documentation.

        We have filed the offering documentation with the Securities and Exchange Commission. We expect to provide the offering documentation to you on July 28, 2006, and currently intend to conclude the offering on August 25, 2006.

        For ease of administration, we would like to provide the offering documentation to you by e-mail, but will mail it to your home address if you prefer to receive paper copies. If you agree to receive the offering documentation (and any future documentation related to the option exchange program)

electronically, please reply by e-mail to Sue Speed, who is copied on this e-mail, by the close of business on July 27, 2006 and authorize her to provide the offering documentation to you electronically. If you do not do so, we will mail the offering documentation to your home address. Because the terms of the program are exclusively governed by the offering documentation, it is critical that you thoroughly review the materials you are provided before making a decision. Of course, as I noted above, participation in the offering is completely voluntary. Thus, if you decide not to exchange any of your eligible options you do not need to do anything, and your existing options will be unaffected.

        Regardless of your decision, however, I wanted to take the time to let you know of this opportunity, and also wanted to again emphasize that your dedication and continued good work is valued and important to me, the Company and our stockholders.

        If you have any questions, Judy, Mara, David Mersten and Sue Speed will be available to answer them.

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[ACCELRYS, INC. LETTERHEAD]